Filed by: Powerwave Technologies, Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Powerwave Technologies, Inc.

Commission File No.: 000-21507

Powering the Next Wave of Growth in wireless networks

Powerwave Announces Strategic Acquisition of Selected Wireless Assets of REMEC, Inc.

March 14, 2005

Disclaimer

This presentation contains “forward-looking” statements including statements regarding benefits of the proposed acquisition, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, cash flows, consolidation costs, the time schedule for closing the transaction, satisfaction of conditions to closing, accretion to per share earnings and expectations for our products and plans for development and expansion. These statements are based on Powerwave’s management’s current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, REMEC may be unable to obtain stockholder approval and we may be unable to obtain regulatory approvals required for the acquisition. Problems may arise in successfully integrating the acquired business. The acquisition may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the acquisition. Other potential risks and uncertainties include, but are not limited to: customer order cancellations or deferrals; delays or cancellations of wireless network capacity expansions and buildouts for both existing 2G and 2.5G networks and new 3G networks; we require continued success in the design of new products and such products must be manufacturable and of good quality and reliability; our dependence on a limited number of customers for the majority of our revenues exposes us to potential reductions in revenue if such customers cease purchasing products from us; our business requires continued favorable business conditions and growth in the wireless communications market.

Disclaimer

Powerwave also notes that its reported financial performance and period to period comparisons are not necessarily indicative of the results that may be expected in the future and Powerwave believes that such comparisons cannot be relied upon as indicators of future performance. Powerwave also notes that the market price of its Common Stock has exhibited high levels of volatility and therefore may not be suitable for all investors. More detailed information on these and additional factors which could affect Powerwave’s operating and financial results are described in Powerwave’s Form 10-K for the fiscal year ended January 2, 2005, which is filed with the Securities and Exchange Commission, and other risks detailed from time to time in the Company’s reports filed with the Securities and Exchange Commission. Powerwave urges all interested parties to read these reports to gain a better understanding of the many business and other risks that Powerwave faces. Additionally, Powerwave undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

Where to Find Additional Information about the Transaction

As part of the transaction, Powerwave intends to file a registration statement on Form S-4 and REMEC intends to file a proxy statement. Investors and security holders are urged to read these filings when they become available because they will contain important information about the transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Powerwave by contacting Investor Relations at (714) 466-1000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by REMEC by contacting Investor Relations at (858) 505-3356.

Strategic Acquisition Opportunity

Combines highly complementary wireless infrastructure businesses broadens product footprint within the base station subsystems market strengthens position in the RF conditioning and filter market improves OEM customer diversification

expands product and intellectual property

leverages existing Powerwave technical and manufacturing expertise

Enhances Powerwave’s position as a leader in wireless infrastructure trailing 12 month wireless revenues of acquired product lines represent approximately $250 million in CY2004

Accretive to earnings beginning Q1 2006

cost and revenue synergies will add to accretion

Transaction Highlights

Transaction Structure

Acquisition of selected wireless assets of REMEC, including RF conditioning products, filters, tower mounted amplifiers and RF power amplifiers

Consideration $40 million cash plus

10 million newly issued shares of Powerwave, to be registered on a Form S-4 registration statement prior to closing Purchase price represents approximately $118 million based on Powerwave share price of $7.76 at March 11, 2005

Respective Ownership

REMEC shareholders will own approximately 7% of Powerwave on a fully-diluted basis

Required Approvals

Shareholder approval from REMEC shareholders and customary regulatory approvals

Financial Impact

Accretive to EPS beginning Q1 2006 assuming closing of Q3 2005

Target Closing

Expected July 2005

REMEC Board Support

Unanimous support from REMEC’s Board of Directors

Transaction Timeline

Week beginning:

March 14, 2005: Announcement of Strategic Acquisition

April 4, 2005:

REMEC files initial Proxy Statement with Securities and Exchange Commission.

Powerwave files initial Registration Statement on Form S-4

June 6, 2005: Prospectus mailed to shareholders of REMEC, Inc.

July 4, 2005: Special Meeting of REMEC Shareholders

July 11, 2005: Completion of the Acquisition

*Note that all dates are based on current estimates and are subject to change

Strategic Rationale

Enhances position as a leading end-to-end wireless network solutions provider

Increases share of base station footprint

Provides more RF conditioning and Filter resources to capture market opportunities

Accelerates growth and profitability

Compete more effectively on a global basis

Strengthens relationships and penetration of key customers

Powerwave at a Glance

Market Leadership

A leading global supplier of end-to-end wireless solutions for wireless communications networks. We design, manufacture and sell products to improve the coverage, capacity and data speed in wireless networks.

Full Range of Capabilities

Products include antennas, boosters, combiners, filters, radio frequency power amplifiers, repeaters, tower-mounted amplifiers, RF conditioning solutions and advanced coverage solutions

Major Customers

OEM Customers

Lucent

Nokia

Nortel

Siemens

Ericsson

Samsung

Operator Customers

Cingular

Verizon

Sprint PCS

Orange

Vodafone

T-Mobile

$474 million of FY 2004 revenues

$289 million in cash at 1/2/05– strong balance sheet management

Track record of growth and improving financial performance

REMEC Wireless at a Glance

Market Position

Significant market position in both filters and RF power amplifiers Also active in tower-mounted amplifiers and RF conditioning Approximately $250 million in revenues for 2004

Products to be acquired

RF Centric products

RF conditioning products

Filters

Tower-mounted amplifiers

Radio frequency power amplifiers, for both OEM and Operators

Major Customers

Siemens Lucent Nokia Motorola

Alcatel Orange T-Mobile Verizon Wireless

Manufacturing Facilities

Three major manufacturing locations: Costa Rica, Philippines & China Significant overhead costs

Strengthens a Broad and Balanced Product Mix

Powerwave + REMEC Wireless = Combined

Coverage Innovation Solutions 13%

Contract Manufacturing 5%

Antenna Solutions 23%

Base Station Solutions 59%

TMA 14%

Other 1%

Power Amps 52%

Filters 33%

Coverage Innovation Solutions 8%

Contract Manufacturing 3%

Antenna Solutions 20%

Base Station Solutions 69%

$474 million FY2004

$250 million 2004 12 Months

$724 million pro forma 2004

Sources: Estimated portion of selected REMEC Wireless products

Significant, Achievable Cost Synergies

Cost Synergies

Purchasing

Operations

R&D

Sales & Marketing G&A

Opportunity

Combine scale for key commodity components

Leverage Powerwave’s supply chain efficiencies

Standardization of products and use of common platform

Rationalize locations and resources

Leverage Powerwave’s operations expertise

Integrate development of base station solutions

Improve utilization of global R&D resources Common design platforms

Optimize sales and service organization

Rationalize locations and resources

$50 million of annual synergies by 2006

Calendar Year 2006 Outlook

Combined CY 2006 revenues estimated to exceed $950 million

Acquisition estimated to be accretive to EPS in the first full quarter after completion of the consolidation, estimated to be Q1 FY 2006

Combined entity expected to be cash flow positive for CY 2005 excluding initial acquisition cost

Transaction estimated to be completed by end of third quarter 2005

Currently estimate closing and consolidation expenses of between $20 to $40 million

Expected annual cost savings synergies of at least $50 million

Enhancing a Strong Product Portfolio

Antenna Systems

Base Station Systems

Coverage Systems

Antenna Solutions

Tower Mounted Amplifiers (TMA)

Co-siting products

Remote Electrical Tilt (RET)

Tower Mounted Boosters (TMB)

Distributed Antenna Systems (DAS)

UMTS, GSM, CDMA2000, IS-95, TDMA, 2G

800, 900, 1800, 1900 and 2100 MHz

Sectorization from Omni, 2, 3 and 6 sectors

Multi-system, multi-band

Macro, micro and pico cells

Base station and indoor antennas

Base Station Solutions

High-power MCPA’s and SCPA’s

Microwave link filters

Filters

Mini-Filters

Digital pre-distortion/digital remote radio head amplifiers

Integrated RF conditioning front-end subsystems

Filters/duplexer panels

Combiners/splitters

Power boosters/LNA’s

Scalable power and seamless capacity adds

Power levels from 35-180W

800, 900, 1800, 1900 and 2100 MHz

Cellular, PCS/DCS and 3G/IMT-2000

CDMA, TDMA, GSM, EDGE, W-CDMA

Multiple solutions for indoor and outdoor configurations

Coverage Innovation Solutions

Coverage extension systems for complex environments

Coverage Solutions

Olympic Games Athens 2004

Combiners

Repeaters

RF and microwave link filters

Power amplifier products

Combining and duplexing units (CDU)

Advanced Coverage Engineering (ACE)

Engineering Services

Site survey

System optimization

Network operation

System maintenance